UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

            In the Matter of

NATIONAL FUEL GAS COMPANY                                     SEVENTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION                    CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                          PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
UTILITY CONSTRUCTORS, INC.
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.

File No. 70-8729
(Public Utility Holding Company Act of 1935)
--------------------------------------------


     THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National") and its subsidiaries, National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Utility Constructors, Inc. ("UCI"), Highland Land & Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR") and Horizon Energy Development, Inc. ("Horizon Energy") in Form U-1, Application-Declaration, File No. 70-8729, as amended, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26443 dated December 28, 1995) with respect thereto.

     During the quarter ended September 30, 1997 the following borrowing transactions occurred:

                1. Sales and resales of commercial paper for the quarter are shown on the attached certificates of Merrill Lynch Money Markets, Inc. and Chase Securities, Inc.

                2. National increased its outstanding borrowings by issuing short-term notes to banks or other financial institutions in the amounts, on the dates and at the rates indicated below. The proceeds from the sales of these notes were transferred by National to the System Money Pool to be utilized by National's subsidiaries. This schedule also reflects renewals at different rates.

                           DATE            AMOUNT            RATE
                           ----            ------            ----

                         07/01/97       $21,200,000          5.92%
                         07/02/97        19,000,000          5.91
                         07/03/97        16,100,000          5.53
                         07/07/97        19,500,000          5.62
                         07/08/97        17,200,000          5.62
                         07/09/97        13,000,000          5.54
                         07/10/97         9,600,000          5.53
                         07/11/97         7,300,000          5.47
                         07/14/97         9,300,000          5.58
                         07/15/97        19,600,000          5.67
                         07/16/97        17,800,000          5.71
                         07/17/97        14,700,000          5.59
                         07/18/97        14,600,000          5.52
                         07/21/97        11,900,000          5.56
                         07/22/97        10,600,000          5.52
                         07/23/97         7,300,000          5.52
                         07/24/97         7,700,000          5.62
                         07/25/97        15,000,000          5.67
                         07/25/97        14,600,000          5.58
                         07/28/97         9,300,000          5.72
                         07/29/97        10,900,000          5.62
                         07/30/97        10,000,000          5.63
                         07/30/97           300,000          5.87
                         07/31/97         7,600,000          5.92
                         08/01/97        19,300,000          5.67
                         08/04/97        10,200,000          5.68
                         08/05/97        10,900,000          5.62
                         08/06/97         9,700,000          5.54
                         08/07/97         7,000,000          5.62
                         08/08/97         8,700,000          5.54
                         08/11/97        28,800,000          5.68
                         09/03/97         7,100,000          5.65
                         09/04/97         4,200,000          5.58
                         09/05/97         2,500,000          5.52
                         09/08/97        13,600,000          5.59
                         09/09/97        15,300,000          5.59
                         09/10/97        13,800,000          5.72
                         09/11/97        10,500,000          5.59
                         09/12/97        11,000,000          5.52
                         09/15/97        10,600,000          5.80
                         09/15/97         7,000,000          5.68
                         09/16/97        10,600,000          5.62
                         09/17/97         9,000,000          5.59
                         09/18/97         8,100,000          5.59
                         09/19/97        11,800,000          5.53
                         09/22/97        14,200,000          5.56
                         09/23/97        18,300,000          5.60
                         09/24/97         6,900,000          5.72
                         09/25/97        15,600,000          5.60
                         09/26/97        13,100,000          5.60
                         09/29/97        24,000,000          5.87
                         09/30/97        32,400,000          6.12

                3. National increased its outstanding borrowings to be used for its own corporate purposes by issuing short-term notes to banks or other financial institutions in the amounts on the dates and at the rates indicated below:

                         None.

                4. National transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's subsidiaries.

                             DATE              AMOUNT            RATE
                             ----              ------            ----

                           07/07/97           $500,000           5.63%
                           07/31/97            100,000           5.62
                           08/01/97            300,000           5.61
                           08/05/97            600,000           5.61
                           09/02/97          1,400,000           5.59
                           09/03/97          8,100,000           5.57
                           09/04/97            600,000           5.56
                           09/16/97            100,000           5.60
                           09/26/97            100,000           5.61

                5. Supply Corporation transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                             DATE              AMOUNT            RATE
                             ----              ------            ----

                           08/29/97         $1,600,000           5.59%
                           09/02/97          1,800,000           5.59%
                           09/11/97          1,900,000           5.57%
                           09/25/97          1,300,000           5.61%
                           09/26/97            700,000           5.61%
                           09/29/97            200,000           5.68%


                6. Supply Corporation borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below.

                             DATE             AMOUNT           RATE
                             ----             ------           ----

                           07/02/97           $200,000         5.68%
                           07/07/97            200,000         5.63
                           07/08/97            300,000         5.63
                           07/09/97            200,000         5.62
                           07/14/97            300,000         5.63
                           07/15/97          4,500,000         5.63
                           07/16/97            300,000         5.64
                           07/17/97            100,000         5.62
                           07/21/97            200,000         5.61
                           07/22/97            100,000         5.61
                           07/23/97            200,000         5.61
                           07/24/97            700,000         5.62
                           07/30/97          1,800,000         5.60
                           07/31/97          3,800,000         5.62
                           08/01/97          1,200,000         5.61
                           08/04/97            100,000         5.61
                           08/05/97            300,000         5.61
                           08/06/97            400,000         5.60
                           08/08/97            500,000         5.60
                           08/22/97            200,000         5.60
                           09/15/97          4,200,000         5.63
                           09/16/97            700,000         5.60
                           09/17/97            800,000         5.60
                           09/22/97            400,000         5.60
                           09/23/97            200,000         5.61
                           09/24/97            300,000         5.62
                           09/30/97          2,200,000         5.79


                7. Distribution Corporation transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                             DATE              AMOUNT          RATE
                             ----              ------          ----

                           07/10/97            $600,000        5.62%
                           07/11/97             700,000        5.62
                           07/17/97             700,000        5.62
                           07/18/97             500,000        5.61
                           07/21/97           1,200,000        5.61
                           07/22/97           1,200,000        5.61
                           07/23/97           3,400,000        5.61
                           09/10/97             800,000        5.60
                           09/11/97           1,900,000        5.57
                           09/12/97             300,000        5.55


                8. Distribution Corporation borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                             DATE               AMOUNT         RATE
                             ----               ------         ----

                           07/15/97           $5,100,000       5.63%
                           07/25/97           27,100,000       5.62
                           07/29/97              600,000       5.60
                           07/31/97              300,000       5.62
                           08/01/97            7,900,000       5.61
                           08/05/97              300,000       5.61
                           08/25/97              400,000       5.60
                           08/29/97            1,600,000       5.59
                           09/15/97           11,400,000       5.63
                           09/19/97            7,900,000       5.59
                           09/22/97            1,000,000       5.60
                           09/23/97            3,200,000       5.61
                           09/25/97           21,700,000       5.61
                           09/30/97            2,100,000       5.79


                9. Seneca transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                             DATE                AMOUNT         RATE
                             ----                ------         ----

                           07/11/97              $900,000       5.62%
                           07/23/97               100,000       5.61
                           07/24/97               100,000       5.62
                           08/11/97             1,100,000       5.61
                           08/25/97               100,000       5.60
                           09/08/97             1,000,000       5.57

                10. Seneca borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                             DATE                AMOUNT         RATE
                             ----                ------         ----

                           07/07/97           $ 1,200,000       5.63%
                           07/08/97               700,000       5.63
                           07/09/97             1,000,000       5.62
                           07/11/97               700,000       5.62
                           07/14/97             1,500,000       5.63
                           07/18/97             1,200,000       5.61
                           07/23/97               100,000       5.61
                           07/24/97               100,000       5.62
                           07/28/97               500,000       5.61
                           07/29/97             1,000,000       5.60
                           07/31/97             3,200,000       5.62
                           08/01/97             2,900,000       5.61
                           08/04/97               300,000       5.61
                           08/05/97               400,000       5.61
                           08/06/97             1,600,000       5.60
                           08/08/97             2,200,000       5.60
                           08/11/97             1,500,000       5.61
                           08/19/97               100,000       5.60
                           08/27/97               500,000       5.59
                           08/28/97             1,400,000       5.59
                           08/29/97               300,000       5.59
                           09/02/97             3,700,000       5.59
                           09/03/97               500,000       5.57
                           09/04/97               200,000       5.56
                           09/08/97             2,400,000       5.57
                           09/09/97             2,000,000       5.57
                           09/10/97             1,000,000       5.60
                           09/11/97               400,000       5.57
                           09/16/97               300,000       5.60
                           09/22/97             1,000,000       5.60
                           09/23/97               600,000       5.61
                           09/29/97             4,100,000       5.68
                           09/30/97             1,900,000       5.79

                11. UCI transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                           None.

                12. UCI borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                           None.

                13. Highland transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                           None.

                14. Highland borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                           None.

                15. Leidy transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                           None.

                16. Leidy borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                           None.

                17. Data-Track transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                           None.

                18. Data-Track borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                           None.

                19. NFR transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                              DATE             AMOUNT           RATE
                              ----             ------           ----

                            07/01/97         $  300,000         5.68%
                            07/03/97            100,000         5.62
                            07/07/97            900,000         5.63
                            07/08/97            300,000         5.63
                            07/09/97            500,000         5.62
                            07/15/97            500,000         5.63
                            07/17/97            100,000         5.62
                            07/23/97            100,000         5.61
                            07/24/97            300,000         5.62
                            07/29/97            100,000         5.60
                            08/06/97            100,000         5.60
                            08/07/97            100,000         5.60
                            08/08/97            600,000         5.60
                            08/12/97            700,000         5.60
                            08/18/97            100,000         5.60
                            08/22/97            200,000         5.60
                            08/25/97            100,000         5.60
                            08/27/97            400,000         5.59
                            09/02/97            600,000         5.59
                            09/03/97            300,000         5.57
                            09/04/97            300,000         5.56
                            09/05/97            100,000         5.56
                            09/09/97            200,000         5.57
                            09/10/97            300,000         5.60
                            09/15/97            100,000         5.63
                            09/18/97            100,000         5.60
                            09/23/97            100,000         5.61
                            09/29/97            100,000         5.68
                            09/30/97            200,000         5.79


                20. NFR borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                           None.


                21. Horizon Energy transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                           None.

                22. Horizon Energy borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                              DATE             AMOUNT           RATE
                              ----             ------           ----

                            07/02/97        $  200,000          5.68%
                            07/07/97           300,000          5.63
                            07/16/97           100,000          5.64
                            07/17/97           400,000          5.62
                            08/05/97           200,000          5.61
                            08/19/97           100,000          5.60
                            09/04/97           200,000          5.56
                            09/15/97           200,000          5.63



Dated:  November 12, 1997           NATIONAL FUEL GAS COMPANY




                                    By: /s/ Gerlad T. Wehrlin
                                       ----------------------
                                       Gerald T. Wehrlin
                                       Controller